UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ____________________

FORM 6-K

 ____________________

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.

English translation of an excerpt of the minutes of a meeting of the Board of Directors of Central Puerto S.A. that settled the date for the annual general meeting and special shareholder’s meeting call on September 30, 2022, at 11 a.m. on first call and at 12 p.m. the same day on second call.

2.

English translation of the Agenda for the annual general meeting and special shareholder’s meeting call to be held on September 30, 2022, at 11 a.m. on first call and at 12 p.m. the same day on second call.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 26, 2022	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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Relevant part of the Minutes of Central Puerto S.A. Board of Directors’ Meeting held on August 24, 2022

Minutes No. 371: In the City of Buenos Aires, on August 24, 2022, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets, with the presence of Directors Miguel DODERO, José Luis MOREA, Diego PETRACCHI, Tomas WHITE, Marcelo Atilio SUVA, Martina BLANCO, Ignacio VILLAMIL, Mario ELIZALDE, Jorge Eduardo VILLEGAS and Guillermo PONS. Also present are Messrs. Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON, members of the Company’s Statutory Audit Committee. The Chairman informs that the Meeting is held via videoconference pursuant to Section 23 of CPSA’s Bylaws, which sections states that the Board of Directors can hold meetings with members communicated via teleconference. There being enough quorum to hold the meeting, the meeting commences at 11 a.m. The (...) third item on the Agenda is open to discussion: 3) ANNUAL GENERAL MEETING AND SPECIAL SHAREHOLDERS’ MEETING CALL. The Chairman states that as per decided on the foregoing points of the Agenda, he motions to call the Annual General Meeting and Special Shareholders’ Meeting of Central Puerto S.A. to be held on September 30, 2022, at 11 a.m. on first call and at 12 p.m. the same day on second call, should the first call fail to take place and only to consider the competence points of the Annual General Meeting, which will be held remotely as stated below, to consider the following Agenda: 1) Appointment of two shareholders to sign the minutes. 2) Amendment to Section 4 of the Bylaws referring to the corporate purpose and to Section 17 of the Bylaws on the formation and members’ appointment of the Board of Directors. Addition of Section 39 as a transitory provision of the Bylaws. 3) Rectification of the agreed destination for the formation of the Statutory Reserve. 4) Granting of authorizations.

It is stated that the Meeting will be held remotely through the use of the conference call system provided by ZOOM; therefore complying with Section 14 of the Bylaws and the regulations in force. After the motion is put for consideration, the Directors approve it unanimously.

(…) There being no further business to transact, the meeting is adjourned at 12 p.m.

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

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CENTRAL PUERTO S.A.

CALL

TAX-ID: 33-65030549-9

The Annual General Meeting and Special Shareholders’ Meeting of Central Puerto S.A. (hereinafter, the “Company”) is called for September 30, 2022, at 11 a.m. on first call and at 12 p.m. on second call, should the first call fail to take place. The Special Shareholders’ Meeting shall be held only to consider the competence points of the Annual General Meeting, which will be held remotely as stated below, to consider the following:

Agenda

1.	Appointment of two shareholders to sign the minutes.

2.

Amendment to Section 4 of the Bylaws referring to the corporate purpose and to Section 17 of the Bylaws on the formation and members’ appointment of the Board of Directors. Addition of Section 39 as a transitory provision of the Bylaws.

3.	Rectification of the agreed destination for the formation of the Statutory Reserve.

4.	Granting of authorizations.

Notes: Shareholders are reminded of the fact that so as to attend the Meeting they have to submit the book-entry shares certificate issued by Caja de Valores S.A. before the Company until September 26, 2022, as described on point (2) of this Note. In the case of shares deposited in constituent accounts, holders of such shares will have to require such certificate before the corresponding depositor. Taking into account Section 14 of the Company’s Bylaws, the Meeting will be held remotely via videoconference in accordance with the terms of such regulations, among others, under the following conditions: (i) to guarantee free access to the meetings to all Shareholders with the right to voice and vote; and (ii) to allow for the simultaneous transmission of sound, images and words during the whole meeting, as well as its recording in digital format. To such effect, it is informed that: (1) the system to be used shall be provided by ZOOM, which can be accessed through the link to be sent together with the instructions on Meeting access and development to the Shareholders informing their attendance via e-mail in accordance with the following. (2) Shareholders shall communicate their attendance to the Meeting with the instruments required by the regulations in force via e-mail addressed to the following e-mail address: AsambleaCPSA@centralpuerto.com, no later than 3 (three) working days before the Meeting, i.e., until September 26, 2022, inclusive. Unless stated otherwise and to inform the videoconference link, the e-mail address will be the one used by each Shareholder to inform their attendance. (3) In case of acting through proxy, the duly authenticated authorization instrument must be sent to the Company 5 (five) days before the Meeting is held (i.e., until September 22, 2022, inclusive). (4) When entering the Meeting, the following data of the Shareholder must be given: full name or complete corporate name; type and number of ID of human persons, or registration data of the business entities stating where they are registered and their jurisdiction; address, stating its type. Such information shall be also given by the person attending the Meeting on behalf of a Shareholder. (5) The signature on the Shareholders’ Meeting Attendance Record will be promptly coordinated. (6) When voting, each Shareholder will be asked about the motions proposed so as to cast his/her vote with audio and image ensuring its verification at any stage. And (7) Shareholders covered by Section 24 of Chapter II, Title II of CNV Regulations, amended by CNV General Resolution No. 687 dated February 16, 2017 are reminded that they shall inform the Company about their beneficial owners with the scope stated in such resolution. It is hereby clarified that when considering point 2 of the Agenda, such will be done under Special Shareholders’ Meeting. Miguel Dodero is the Chairman of the Company as per the Board of Directors’ Meeting held on May 12, 2022.

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